Exhibit 99.33

GREENBROOK TMS ANNOUNCES COMPLETION OF SHARE CONSOLIDATION
IN CONNECTION WITH PROPOSED NASDAQ LISTING

February 1, 2021 – Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”) is pleased to announce that, in conjunction with its application to list its common shares (the “Common Shares”) on The NASDAQ Stock Market LLC (“NASDAQ”), the Company has completed the consolidation of its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares (the “Share Consolidation”).

The Company today filed articles of amendment which implemented the Share Consolidation and the Company anticipates that its Common Shares will begin trading on a post-consolidation basis on the Toronto Stock exchange (“TSX”) at the market open on February 4, 2021 under its current trading symbol “GTMS”, and under new post-consolidation CUSIP and ISIN numbers of 393704309 and CA3937043097, respectively.

The Share Consolidation will result in the number of issued and outstanding Common Shares being reduced from approximately 67.5 million to approximately 13.5 million, on a non-diluted basis. As previously announced, no fractional Common Shares will be issued as a result of the Share Consolidation. Any fractional interest in Common Shares that would otherwise result from the Share Consolidation will be rounded up to the next whole Common Share, if the fractional interest is equal to or greater than one-half of a Common Share, and rounded down to the next whole Common Share if the fractional interest is less than one-half of a Common Share. The exercise price and number of Common Shares issuable upon the exercise of outstanding stock options, warrants or other convertible securities will be proportionately adjusted to reflect the Share Consolidation in accordance with the terms of such securities.

Registered shareholders have received letters of transmittal with respect to the Share Consolidation, which were mailed with the Company’s Management Information Circular on or about December 15, 2020. The Share Consolidation is now effective and registered shareholders should surrender their existing share certificates (representing pre-consolidation Common Shares) for replacement share certificates (representing post-consolidation Common Shares). Until surrendered, each existing share certificate will be deemed, for all purposes, to represent the number of Common Shares to which the holder thereof is entitled as a result of the Share Consolidation.

Registered shareholders may obtain copies of the letter of transmittal by contacting Greenbrook’s transfer agent, Computershare Investor Services Inc., or under Greenbrook’s profile on SEDAR at www.sedar.com.

Shareholders who hold their Common Shares through their broker or other intermediary and do not have actual share certificates or DRS Advices registered in their name will not be required to complete and return a letter of transmittal. Any pre-consolidation Common Shares owned by such shareholders will automatically be adjusted as a result of the Share Consolidation to reflect the applicable number of post-consolidation Common Shares owned and no further action is required to be taken by such shareholders.

Greenbrook has applied to list the Common Shares on NASDAQ under the symbol “GBNH.” The Company is currently targeting to complete the proposed listing on NASDAQ by the end of February 2021, or as soon as possible thereafter, subject to satisfaction of all necessary listing requirements and completion of review by the U.S. Securities and Exchange Commission (the “SEC”).

About Greenbrook TMS Inc.

Operating through 126 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 510,000 TMS treatments to over 14,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the receipt of final approval from the TSX with respect of the Share Consolidation, the date that Greenbrook expects the Common Shares to commence trading on a post-consolidation basis, the proposed listing on NASDAQ and related registration with the SEC, constitute forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.